Results of Extraordinary Shareholders’ Meeting of Shinhan Bank

On August 29, 2008, Shinhan Bank, a wholly owned bank subsidiary of Shinhan Financial Group, held its extraordinary shareholders’ meeting and the agenda listed below was approved as originally proposed.

1) Approval of the business transfer and assumption of fund administration operation to Shinhan AITAS, Shinhan Bank’s subsidiary specialized in fund accounting and administration.

For details of the originally proposed agenda, please refer to our Form 6-K filed on July 28, 2008 regarding Shinhan Bank’s board of directors resolution to convene extraordinary shareholders’ meeting.